Exhibit 99.1

voxeljet AG Enters into Sale-Leaseback Transaction for German Facility

●	Sale-Leaseback Transaction of its German facility is expected to generate approximately €26.5 million in gross proceeds
●	With the proceeds, voxeljet AG plans to repay its outstanding financial liabilities
●	Maintains commitment to its Munich-area operations by signing a 15-year lease term, with two consecutive five-year extension options

Friedberg, Germany, August 11, 2022 — voxeljet AG (NASDAQ: VJET) (the “Company”, “voxeljet”, or “we”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced it has entered into a sale-leaseback arrangement expected to generate approximately €26.5 million in gross proceeds. The Company plans to use the proceeds from this transaction to repay its financial liabilities. The transaction is expected to close towards the end of the third quarter 2022.

The sale-leaseback transaction involving the Company’s 135,380 square foot facility in Friedberg, Germany, was entered into with an institutional, unaffiliated real estate investor, and is subject to regulatory approvals in the Federal Republic of Germany. The leaseback of the facility provides for a fifteen-year lease commitment with two consecutive five-year extension option periods.

“As we continue on our path towards profitability, this sale-leaseback transaction aligns with our objective to source non-dilutive financing,” said Rudolf Franz, COO & CFO of voxeljet. “We plan to use the proceeds to repay our outstanding financial liabilities and focus on our main business, which is developing, manufacturing and selling high-tech, industrial 3D printers.”

The Friedberg facility serves as voxeljet’s headquarters as well as its center of excellence for research, development and production of the Company’s 3D printing systems.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, the projected timing and successful completion of the sale-leaseback transaction, our results of operations, financial condition and business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption

“Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316